UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

743494106

(CUSIP Number)

Samuel S. Lee

c/o Alta Hospitals System, LLC

11500 W. Olympic Blvd., Suite 502

Los Angeles, CA  90064

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D filed by Samuel S. Lee with the Securities and Exchange Commission on August 20, 2007, as previously amended, is hereby further amended as set forth below by this Amendment No. 2.

This filing is being made solely to file as an exhibit to the Schedule 13D an amendment to the Executive Employment Agreement, dated as of August 8, 2007, between Mr. Lee and Alta Hospital Systems, LLC, a California limited liability company (“Alta”), previously filed as Exhibit 4 to the Schedule 13D.  The amendment to the Executive Employment Agreement was fully executed on April 16, 2008, and made effective as of March 19, 2008.  There have been no other changes to the information previously reported in the Schedule 13D.

Item 7.	Material to be Filed as Exhibits
7	First Amendment to Executive Employment Agreement, dated as of March 19, 2008, by and among Prospect Medical Holdings, Inc., a Delaware corporation, Alta, and Mr. Lee

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2008
Date
/s/ Samuel S. Lee
Signature
Samuel S. Lee
Name/Title

EXHIBIT INDEX

7	First Amendment to Executive Employment Agreement, dated as of March 19, 2008, by and among Prospect Medical Holdings, Inc., a Delaware corporation, Alta, and Mr. Lee